*AB 3/1

10027725

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 04 2010
Washington, DC
104

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BROKERBANK SECURITIES, INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7825 Washington Ave., Suite 513
(No. and Street)

Eden Prairie (City) MN (State) 55439 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PHILIP WRIGHT (952)960-4893
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jelinek Metz McDonald, Ltd.
(Name – *if individual, state last, first, middle name*)

33 10th Ave S, Suite 200 (Address) Hopkins (City) MN (State) 55343 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 04 2010
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TM 3/1

OATH OR AFFIRMATION

I, PHILIP WRIGHT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BROKERBANK SECURITIES, INCORPORATED, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RONALD E. EVANS
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2010

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERBANK SECURITIES, INCORPORATED

FINANCIAL STATEMENTS

December 31, 2009 and 2008

TABLE OF CONTENTS

Jelinek Metz McDonald, Ltd.
A Certified Public Accounting & Financial Services Firm

John G. Jelinek, CPA, PFS William Metz, CPA Douglas M. McDonald, CPA Judd Nordquist, CPA Bryan W. Swartz, CPA

Independent Auditors' Report

To the Board of Directors
BROKERBANK SECURITIES, INCORPORATED
Eden Prairie, MN

We have audited the accompanying statements of financial condition of BrokerBank Securities, Incorporated as of December 31, 2009 and 2008, and the related statements of income (loss), stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of BrokerBank Securities, Incorporated as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jelinek Metz McDonald, Ltd.

January 15, 2010

CPA America Counts on CPAs℠

33 10th Avenue South Suite 200 ± PO Box 507 ± Hopkins, Minnesota 55343-0507
952-935-6868 ± Website jmm-cpa.com ± Fax 952-935-7940

BROKERBANK SECURITIES, INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

December 31, 2009 and 2008

ASSETS

	2009	2008
CURRENT ASSETS		
Cash	$ 46,476	$ 51,751
Commissions receivable	9,250	-
Related party receivables	-	3,500
Prepaid expenses	3,440	3,203
Total current assets	59,166	58,454
PROPERTY AND EQUIPMENT		
Computer equipment	18,718	18,718
Accumulated depreciation	16,181	13,481
	2,537	5,237
OTHER ASSETS		
Deposits	1,539	1,539
	1,539	1,539
	$ 63,242	$ 65,230

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
CURRENT LIABILITIES		
Accounts payable	$ 1,826	$ 2,990
Accrued payroll, benefits and taxes	4,940	27,592
Accrued commissions	19,163	-
Total current liabilities	25,929	30,582
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 10,000,000 shares authorized, 7,235,351 issued and outstanding	72,353	72,353
Accumulated deficit	(35,040)	(37,705)
	37,313	34,648
	$ 63,242	$ 65,230

The accompanying notes are integral to these financial statements

BROKERBANK SECURITIES, INCORPORATED
STATEMENTS OF INCOME (LOSS)
For the years ended December 31, 2009 and 2008

	2009	2008
REVENUES		
Placement agent fees and commissions	$ 343,559	$ 277,455
Other revenues	28,530	39,463
TOTAL REVENUES	372,089	316,918
EXPENSES		
Compensation-related	302,774	232,578
Consulting	261	502
Occupancy	16,760	16,717
Other	49,552	84,263
	369,347	334,060
OPERATING INCOME (LOSS)	2,742	(17,142)
OTHER INCOME (EXPENSE)		
Interest and dividend income	34	116
Interest expense	(111)	(267)
INCOME (LOSS) BEFORE INCOME TAXES	2,665	(17,293)
INCOME TAXES	-	-
NET INCOME (LOSS)	$ 2,665	$ (17,293)

The accompanying notes are integral to these financial statements

BROKERBANK SECURITIES, INCORPORATED

STATEMENTS OF STOCKHOLDERS' EQUITY

For the years ended December 31, 2009 and 2008

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
Balances as of December 31, 2007	7,235,351	$ 72,353	$ (20,412)	$ 51,941
2008 Net income (loss)	-	-	(17,293)	(17,293)
Balances as of December 31, 2008	7,235,351	72,353	(37,705)	34,648
2009 Net income (loss)	-	-	2,665	2,665
Balances as of December 31, 2009	7,235,351	$ 72,353	$ (35,040)	$ 37,313

The accompanying notes are integral to these financial statements

BROKERBANK SECURITIES, INCORPORATED

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 362,839	$ 306,618
Payments to vendors and employees	(368,037)	(281,843)
Interest and dividend income received	34	116
Interest paid	(111)	(267)
Net cash provided (used) by operating activities	(5,275)	24,624
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	-	(368)
Net cash provided (used) by investing activities	-	(368)
NET INCREASE (DECREASE) IN CASH	(5,275)	24,256
CASH AND CASH EQUIVALENTS		
At beginning of year	51,751	27,495
At end of year	$ 46,476	$ 51,751

The accompanying notes are integral to these financial statements

BROKERBANK SECURITIES, INCORPORATED

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009 and 2008

	2009	2008
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES		
Net income (loss)	$ 2,665	$ (17,293)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities		
Provision for bad debts	2,000	21,300
Depreciation	2,700	3,959
Change in current assets and liabilities		
Commissions receivable	(11,250)	(10,300)
Related party receivables	3,500	8,453
Prepaid expenses	(237)	(1,950)
Deposits	-	5
Accounts payable	(1,164)	(2,445)
Accrued payroll, benefits and taxes	(22,652)	22,895
Accrued commissions	19,163	-
Total adjustments	(7,940)	41,917
Net cash provided (used) by operating activities	$ (5,275)	$ 24,624

The accompanying notes are integral to these financial statements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

BrokerBank Securities, Incorporated (the Company) is a Minnesota-based Corporation that conducts its business using a k(2)(i) exemption as a securities broker-dealer and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company received permission to operate as a member firm with restrictions as outlined in its membership agreement in May 2004 and as amended in September 2005. The Company does not and may not acquire, hold or trade securities pursuant to the rules of SEC Regulation D, Sections 501 to 506 and may market certain mutual funds and tax-advantaged securities on an agency and best-efforts basis in accordance to each selling agreement.

The Company's financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. In addition, the financial presentation has been laid out to conform to the United States Securities and Exchange Commission's Annual Audit Report Form X-17A-5, Part III.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are unsecured. The allowance for doubtful accounts is based upon a periodic aging and evaluation of the accounts.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the same combination of straight-line and accelerated methods for both financial reporting and income tax purposes based upon the estimated useful lives of the assets.

Revenue Recognition

The Company's revenues are derived from consulting fees and commissions from private placements. Consulting fees are nonrefundable deposits received during the initial stages of a private placement. Consulting fees are recognized upon receipt. Commission revenue is recognized at the time of the placement's closing.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

The Company maintains cash balances at primarily one financial institution in Minnesota. These deposits may occasionally be in excess of the Federal Deposit Insurance Corporation insured limit of $250,000.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized at the enacted rates for the future tax consequences attributable to differences between the financial statement carrying amounts of existing tax assets and liabilities and their respective tax basis. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Under FASB ASC 740-10-50 the Company estimates that its tax liability for uncertain tax positions will not significantly change during 2010. The Company recognizes potential accrued interest and penalties pertaining to income tax related issues, if any, as an income tax expense. During 2009 no penalties and interest were recorded. The Company believes it is no longer subject to federal and state income tax examinations for the years prior to 2005.

Subsequent Events

Subsequent events have been evaluated through January 15, 2010, which is the date the financial statements were issued.

DEPRECIATION

Depreciation has been charged against income as follows:

	2009	2008
Computer equipment	$ 2,700	$ 3,959

NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net Capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2009 and 2008, respectively, the net capital ratio was 1.26 to 1.0 and 1.44 to 1.0 and net capital was $20,547 and $21,169 which exceeds the minimum requirement by $15,547 and $16,169.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2009 FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

INCOME TAXES

Deferred income taxes result from temporary differences between the reported amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation accruals and net operating loss carryforwards.

The Company had net operating loss carryforwards of approximately $27,025 as of December 31, 2009. If not used, the net operating loss carryforward will expire beginning in 2026. The change in valuation was ($655) and $4,078 for the years ended December 31, 2009 and 2008. Deferred tax assets consisted of the following at December 31:

	2009	2008
Deferred tax asset	$ 6,325	$ 6,980
Valuation allowance	(6,325)	(6,980)
	$ -	$ -

RELATED PARTY RECEIVABLES

At December 31, 2009 and 2008 the Company had loaned $0 and $3,500 to shareholders, respectively. The loans are non-interest bearing and unsecured.

LEASE

The Company leases office space under a lease that expires in August 2010. Monthly base rents are $1,584. Rent expense was $16,760 and $16,717 for the years ended December 31, 2009 and 2008, respectively.

Future minimum lease commitments are as follows:

2010	$ 12,672

RECENT ACCOUNTING PRONOUNCEMENTS AND ACCOUNTING CHANGES

FASB ASC 825-10-50, formerly SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, gives the irrevocable option to carry many financial assets and liabilities at fair value, with changes in fair value recognized in changes in net assets. FASB ASC 825-10-50 is effective beginning 2009. The Organization did not elect to report any additional financial assets or liabilities at fair value under FASB ASC 825-10-50.

Beginning 2009, the Organization implemented FASB ASC 820-10-50, formerly SFAS No. 157, Fair Value Measurements. FASB ASC 820-10-50 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820-10-50 are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

As of December 31, 2009 the Company had no assets or liabilities required to be reported within the fair value hierarchy required under FASB ASC 820-10-50.

The Company adopted FASB ASC 740-10-50, formerly FIN 48, on January 1, 2008. As of December 31, 2009 and 2008 the Company had no tax benefits relating to uncertain tax positions for which it recorded a tax liability.

SUPPLEMENTARY INFORMATION

BROKERBANK SECURITIES, INCORPORATED

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 37,313
Non-allowable assets:	
Commissions receivable	9,250
Prepaid expenses	3,440
Property and equipment, net	2,537
Deposits	1,539
Total non-allowable assets	16,766
Net capital	$ 20,547

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 25,929

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 15,547
Excess net capital at 1,000 percent	$ 17,954
Ratio: Aggregate indebtedness to net capital	1.26 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's Part II FOCUS Report, Form X-17A-5 as of December 31, 2009	$ 15,547
Net audit adjustments	-
Net capital per above	15,547

The accompanying notes are integral to these schedules

Jelinek Metz McDonald, Ltd.
A CERTIFIED PUBLIC ACCOUNTING & FINANCIAL SERVICES FIRM

JOHN G. JELINEK, CPA, PFS WILLIAM METZ, CPA DOUGLAS M. MCDONALD, CPA JUDD NORDQUIST, CPA BRYAN W. SWARTZ, CPA

Independent Auditors' Supplementary Report On Internal Accounting Control

Board of Directors
BROKERBANK SECURITIES, INCORPORATED
Eden Prairie, MN

In planning and performing our audit of the financial statements and supplemental schedule of BrokerBank Securities, Incorporated for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

CPA America Counts on CPAs℠
33 10TH AVENUE SOUTH SUITE 200 ± PO BOX 507 ± HOPKINS, MINNESOTA 55343-0507
952-935-6868 ± WEBSITE jmm-cpa.com ± FAX 952-935-7940

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jelinek Metz McDonald, Ltd.

January 15, 2010